UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                   FORM 10-SB/A
                                AMENDMENT NO. 2
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934



                               PARADISE TAN, INC.
                              -------------------
                 (Name of Small Business Issuer in its charter)



                  TEXAS                                    75-2524355
                  -----                                    ----------
      (State or other jurisdiction                      (I.R.S. Employer
    of incorporation or organization)                   Identification No.)


     6700 Denton Highway, Suite H, Watauga, Texas            76148
     --------------------------------------------            -----
       (Address of principal executive offices)            (Zip Code)


                    Issuer's telephone number (817) 581-2366
                                              --------------


Securities to be registered pursuant to Section 12(b) of the Act.


        Title of each class     Name of each exchange on which registered
               None                               None
               ----                               ----


Securities to be registered pursuant to Section 12(g) of the Act.


                    Common Stock ($0.01 par value per share)
                    ----------------------------------------
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM  1.  DESCRIPTION  OF  BUSINESS.

     Paradise Tan, Inc. (the "Company" or "Paradise Tan") develops, markets, franchises, licenses, and operates retail locations offering indoor tanning services and related products to the general public under the Paradise Tan name. "Indoor tanning" refers to the use of specially designed fluorescent lamps emitting specific wavelengths of ultraviolet light to cause a customer's skin to develop a tan in response. The Company is a Texas corporation formed in 1994.

     The Company opened its first tanning center in 1994. During the first two years of operations, the Company opened three more tanning centers in the Dallas/Fort Worth, Texas area, bringing the total to four. In 1997, the Company opened its first concept indoor tanning center that would become the prototype for future locations. With the prototype center, the Company started its franchising program under Paradise Franchising International, Inc. (the "Franchise Company"), a wholly owned subsidiary of the Company. Franchised locations pay the Company an initial franchise fee of $24,000 and monthly fees ranging from $250 to $350, based on gross revenues. Franchisees receive training, assistance in maintaining profitable operations and join in cooperative advertising programs. In 2001, the Company also started a licensing program. Licensees pay a flat monthly fee of $350; in return licensees are allowed to use the Paradise Tan name and logo and are part of the cooperative advertising program. Licensees do not receive training or operational assistance unless they pay additional consulting fees on a fee-for-service basis.

     The Company currently has seven Company owned and operated indoor tanning centers and eight franchised or licensed centers in the Dallas/Fort Worth and Phoenix Arizona metropolitan areas. The average Paradise Tan indoor tanning center consists of between 1,600 and 2,600 square feet of leased space located in retail shopping areas, with each location containing between eleven to twenty tanning beds and booths. In addition to providing tanning services, our locations sell private label lotions, shirts and other items. The Company is considering sales of other products we believe would be attractive to our customers, including nutritional bars and supplements. The Company can give no assurances that it will expand its product line or that any new products would be successful.

     Most of the Company's revenues are from sales of memberships in its indoor tanning centers. The Company also earns revenue from the sales of lotions and apparel, franchise fees and license fees. In the most recent nine month period (ending September 30, 2003), approximately 73% of revenues come from the sale of tanning services and memberships, 23% from sale of lotions and apparel, with 4% from franchise and license fees. There are many levels of memberships and each entitles the member to use the Company's facilities as often as desired, commensurate with safety considerations and level of the membership. See
"Government Regulations." Memberships are sold on a pre-paid basis with a monthly payment option, but terms and conditions of memberships can be modified from time to time to reflect special offers, new store promotions and other discounts.

     INDUSTRY OVERVIEW. The U.S. indoor tanning industry began in 1979. According to industry sources, the total U.S. indoor tanning industry is estimated to have annual revenues of over $5 billion in 2003, with an estimated 20,000 to 25,000 locations that concentrate strictly on tanning. The three largest segments of the indoor tanning industry are tanning sessions (services), the manufacture of tanning devices and the manufacture and sale of tanning lotions specifically designed for indoor tanning. Industry sources estimate that approximately 10,000 tanning beds are sold annually in the United States to retail indoor tanning locations, with a total installed base of approximately 178,000 units, at an average price of $7,000 per bed. These sales do not include home sales or other equipment and accessories. Currently, there are approximately 32 to 42 tanning lotion manufacturers, although that number varies. According to industry sources, the largest manufacturer of tanning products, ETS, Inc., produces revenues in excess of $40 million annually. The Company has targeted the largest segment of the indoor tanning industry, tanning services, as its primary business and the retail sale of indoor tanning lotions as its secondary objective.

     Small independent operators currently dominate the indoor tanning service industry, with one or two locations in a single metropolitan area. These operators are traditionally undercapitalized and rely primarily upon their personal financial resources. Independently operated tanning centers usually offer limited choices to customers as to hours of operation and tanning devices and do not have standardized operating or marketing procedures. Most marketing by such operators is by word of mouth, local print advertising and couponing. After research, the Company has been unable to identify any single entity that accounts for more than 1% of the national indoor tanning services market. The Company believes the growing number of tanning centers, together with greater consumer acceptance of indoor tanning, has resulted in significant increases in industry sales, with steady revenue growth over the past three years.

     BUSINESS STRATEGY. The Company's business strategy is designed to achieve further growth in the indoor tanning services industry, to utilize its concept store to dominate any market area it enters, to establish a national corporate presence and to develop consumer recognition of the Paradise Tan and Paradise Tanning Centers names.

     The tanning services segment of the market consists almost exclusively of small independently owned indoor tanning centers that offer limited hours of access with two to ten tanning beds. Management believes that the current state of the indoor tanning industry is comparable to the videotape rental industry approximately ten years ago. During the early 1980's, independent videotape rental stores dominated that industry and offered a limited number of movie titles from small shops during limited operating hours. Since that time, the videotape rental industry has become dominated by a small number of large companies offering larger stores, substantially larger product inventories and increased hours of operation, along with a wide variety of related products and services (videotape sales, used tape sales, equipment, popcorn, candy and the like). These larger and better capitalized operators have eliminated much of the independent competition and captured significant market share. The Company's plan is to become a dominant force in the tanning services industry by adopting business strategies similar to those of the larger corporate chains that now dominate the videotape rental industry.

     The Company has already developed a standard concept for providing indoor tanning services. Since the Company opened its first indoor tanning center in 1994, we have refined the concept through a number of evolutionary changes.
These refinements have included more sophisticated management and operational control systems than found in typical tanning stores, distinctive interior and exterior designs, standardized color schemes, uniform store layouts and facilities. The Company is confident that the concept store has been sufficiently refined for introduction into new markets.

     The concept store is an integrated marketing approach evident in both the exterior and interior of the stores. Each new Paradise Tan indoor tanning center has a standardized design and color scheme that combine to give each store a consistent architectural look. Each 1,600 to 2,600 square foot concept store is equipped with eleven to twenty state of the art tanning beds and booths. With average tanning sessions of ten to twenty minutes, members have continuous access and availability of equipment to fit individual tanning needs and schedules. A typical Paradise Tan indoor tanning center will operate somewhat longer hours than a typical family owned tanning center. Location hours vary by season. The Company believes that implementation of the concept store will force competitors within a market area to compete on a similar level, requiring them to raise significant capital within a short period of time or withdraw from the market.

     Along with a standardized interior design, color scheme and upscale atmosphere, our Paradise Tan locations use a consistent set of management and financial information and control systems that the Company has developed. These control systems include the use of a computerized database to ensure that customers are tanning within safe limits for their age and skin type. The Company also requires training of its employees and managers and those of its franchisees. The Company has the right to require its management, employees and those of its franchisees to attend continuing training if necessary. The use of management and financial control systems allows the Company to monitor the financial health of its Company-owned locations and those of its franchisees; these controls include daily and weekly gross sales reports, monthly and quarterly profit and loss statements and annual financial statements for each Paradise Tan Company-owned and franchised location.

     The next phase of the Company's strategy is to rapidly expand the number of indoor tanning centers in existing markets to increase market penetration and expand its market areas. Within the next eighteen months, the Company plans to open or acquire, on average, approximately one Company-owned and operated store per quarter for the next six quarters, for a total of up to six new stores. Further expansion beyond this period will depend upon (i) the Company's ability to generate sufficient cash flow from its operations to open additional stores,
(ii) the use of franchising, (iii) successfully obtaining additional debt or equity capital through institutional borrowings or additional offerings or (iv) a combination of the above.

     The Company currently estimates that the cost to construct and equip a Paradise Tan concept store is approximately $150,000 to $175,000. Of this amount, approximately $65,000 is required for leasehold improvements and equipment meeting the Company's specifications and $85,000 to purchase tanning beds, booths and related equipment, inventory and miscellaneous expenses. The cost of acquisition of an existing indoor tanning center from a competitor and refurbishing it as a Paradise Tan indoor tanning center will vary from location to location.

     One of the latest innovations in the tanning industry is UV Free Tanning. UV Free Tanning allows a person to get a tan with the application of a mist sprayed onto the skin to produce a tan. The Company is in talks with a manufacturer to utilize their equipment to supply our Paradise Tanning Centers locations. We currently operate four UV Free Tanning units with plans to expand this to all of our current and future locations.

     The Company also plans to capitalize on growing consumer awareness of the Paradise Tan brand by offering a full line of tanning products, including lotions and accelerators. The Company does not currently plan to manufacture its own product lines, but intends to utilize contract manufacturers that will private label the Company's formulations. The Company believes that offering its own tanning products on a national basis will promote brand recognition and benefit sales of its indoor tanning services.

     SEASONALITY. The indoor tanning business is seasonal, with most memberships sold in the period from January through June. Paradise Tan uses an "autodraft" system, which automatically deducts monthly payments from a customer's bank account. This allows for cash flow throughout the year, but also allows the customer to cancel at any time. Customers may also put memberships "on hold," which allows the customer to remain as a member without having fees deducted for a set period of time.

     ADVERTISING AND PROMOTION. The Company currently uses several methods of advertising and promotion, including print and broadcast media in the two markets that it serves. Franchisees are required to participate in chain-wide advertising and local advertising. Most of the Company's advertising dollars are spent in the local area through direct mail coupon offers. Each mailing is targeted by zones containing several postal zip codes that coincide with the market area of a particular store or group of stores. The Company places its direct mail advertising primarily with national direct mail advertising companies. As the Company expands, we can benefit from price reductions and preferential bookings offered by its advertising companies for larger mass mailings. The Company also uses billboards to target specific demographic market areas and as a general promotion to increase brand recognition with the general public. The Company has used television advertising on a seasonal basis. The main chain-wide advertising today consists of the expenses for developing and maintaining the Company's website and related efforts to gain wider recognition of the Paradise Tan brand name in the industry and with consumers.

     As the number of Paradise Tan indoor tanning centers in a market area becomes sufficient to justify an increase in the amount of the advertising budget devoted to broadcast advertising, the Company intends to expand its use of radio and television advertising. The Company also offers referral promotions to existing members, which has proven to be an effective low-cost marketing tool.

     TRADEMARKS. The Company has filed trademark applications with the United States Patent and Trademark Office (the "PTO") to obtain exclusive use of its trademarks Paradise Tan and Paradise Tanning Centers and associated artwork. The Company regards its trademarks as valuable assets and believes they have significant value in the marketing of its services and associated products. The Company intends to protect its intellectual property vigorously against infringement. Since, however, the Company has yet received approval of its applications from the PTO, there can be no assurance that the Company will obtain the right of exclusive use of its trademarks. If the PTO fails to grant such trademark registrations, it could have a material adverse effect on the Company's business, financial condition and results of operations.

     COMPETITION. Competition within the tanning services industry is extremely high, with an estimated 20,000 to 25,000 tanning centers nationwide. The indoor tanning services market is highly fragmented, with no one company having a national presence. When the Company opens a Paradise Tanning Center in a new market area, it must compete against established local operators that have gained name recognition with local consumers. Because the Company competes against numerous operators, there is a substantial likelihood that competitors in some markets will have significantly greater financial, advertising and marketing resources than the Company.

     The Company competes on the basis of convenience, variety and quality of services offered, price, value, name recognition, advertising and marketing. In addition, the Company believes that its concept, which sets the Company apart from other competitors, will be an important factor in its ability to compete on a regional and national basis.

     Although significant new competitors may enter a market in which the Company operates, the Company believes this risk is somewhat mitigated by barriers to entry, such as high start up costs and lead times necessary to develop management systems and to adequately train managerial personnel. The Company believes that its most significant competitive limitation has been the lack of capital necessary to implement its business strategy. The Company's limited capital has affected the scope of its advertising and promotional activities and the ability to expand its business through the opening of new locations within its current markets and to open centers in new markets.

     EMPLOYEES. As of March 1, 2004, the Company had 28 employees, of which 8 were full time and 20 were part time, including 6 in managerial positions, 2 in administrative positions and the remainder in sales, store staff and customer service. The Company has not entered into any collective bargaining agreements with its employees. The Company believes that its relations with its employees are excellent.

     GOVERNMENTAL REGULATION. Both state and federal laws and regulations affect the indoor tanning services industry. The applicable federal laws and regulations do not affect the Company directly, but are primarily targeted at manufacturers of tanning booths, beds and other devices used by the Company in its day-to-day operations. The principal federal laws regulating the manufacture of indoor tanning devices are the Federal Food, Drug and Cosmetic Act administered by the Federal Food and Drug Administration (the "FDA"), the Public Health Service Act and the Radiation Control for Health and Safety Act. Because of the potential for injury and misuse of tanning devices, the FDA has issued stringent rules and regulations governing the manufacture and use of indoor tanning devices. These regulations include limits on the ultraviolet light emitted by indoor tanning devices, safe operation of such devices, timers, warning labels and the like.

     The Company believes that the laws governing the manufacture and use of tanning devices are both necessary and appropriate. The Company purchases only indoor tanning devices that meet or exceed the standards required by the FDA. For the personal safety of its customers, the Company's employees monitor the use of its tanning beds and booths to assure compliance with the FDA guidelines. The Company's tanning beds and booths are installed, maintained and repaired by qualified employees or contractors in accordance with manufacturer's specifications.

     State regulation of the indoor tanning industry varies from state to state. Many states have no laws or regulations regarding indoor tanning. As of the date of this registration statement, twenty-eight states have either adopted or are in the process of adopting laws and regulations dealing with the indoor tanning industry. State laws primarily regulate the health and safety aspects of indoor tanning operations rather than regulating the indoor tanning devices used. Both Texas and Arizona have adopted the FDA rules regarding indoor tanning devices. Typically, states require a minimum customer age of 13 (with parental consent and supervision), use of protective eyewear during any tanning session, maintenance of proper exposure distance and maximum exposure time as recommended by the manufacturer and availability of suitable physical aids such as handrails. Texas requires a minimum age of 13 years, with parental consent. Arizona does not have an age limit. The Company's internal policies require that customers be at least 14 years old. Customers aged 14 and 15 years must be accompanied by a parent and have written parental consent. Customers that are 16 or 17 years old require written parental consent. Violation of the federal or state laws or regulations could result in criminal or civil penalties. The Company's internal controls allow the Company to monitor the compliance of its Company-owned, franchised and licensed locations with the existing state regulations.

     We currently operate in the states of Texas and Arizona, both of which have adopted laws and regulations regarding the indoor tanning industry. Both states require the licensing of indoor tanning facilities. In Texas, the indoor tanning regulations are administered by the Texas Department of Health. The Arizona Radiation Regulatory Agency enforces Arizona's indoor tanning regulations. The Company's locations meet or exceed the regulatory standards required by the Texas and Arizona laws and regulations.

     The Company has designed its Paradise Tanning Center concept, including management controls and operating systems, to comply with applicable federal and state regulations and to monitor each location's compliance. Management believes that the Company's operations meet or exceed the requirements of all applicable or proposed statutes and regulations.

RISK  FACTORS

     We believe that our business is subject to numerous risk factors. We believe that the following are the material risk factors that impact our business.

GENERAL  RISK  FACTORS

     ECONOMIC AND SEASONAL CONDITIONS. The Company's business is seasonal in nature and is also subject to economic fluctuations. Purchases of the Company's tanning services and related products are discretionary and tend to decline during periods of recession when discretionary or disposable income is lower. Any significant decline in general economic conditions or uncertainties regarding future economic prospects affecting consumer spending habits could have a material adverse effect on the Company's business, financial condition and results of operations.

     Use of the Company's indoor tanning services declines during the summer months (June, July and August) when natural sunlight is available for outdoor tanning. The Company's Autodraft program does even out the seasonality, since this program provides cash flow throughout the year, but it is still a challenge to the business. Seasonal variations in consumer use of indoor tanning facilities can materially affect the Company's ability to sell its services resulting in uneven membership sales and operational cash flow among fiscal quarters. See Item 2, "Management's Discussion and Analysis of Financial or Plan of Operations--Liquidity and Capital Resources."

     ACCUMULATED DEFICIT AND OPERATING LOSSES. The Company has a substantial accumulated deficit as of September 30, 2003 of ($4,418,969) and has operating losses of ($2,504,269) in the nine-month period ended September 30, 2003. We can give no assurances that the Company will show an operating profit at any time in the future. If the historical losses continue, the Company may be unable to continue as a going concern. The Company has funded its operating losses by raising additional capital from private investors or through debt. The Company has also been actively reducing expenses and streamlining its operations, while simultaneously increasing sales. In the past year, the Company sold several Company-owned locations to franchisees as a way to increase the Company=s liquidity and capital resources. (See Item 2, "Management's Discussion and Analysis"). The Company is also actively seeking new franchisees, licensees and tanning center locations to increase revenues. Adding additional tanning center locations should increase overall sales while also spreading the Company=s fixed overhead costs over a greater number of locations, lowering the percentage of such fixed costs to revenues and ultimately moving the Company toward profitability. We can give no assurances that we will be able to achieve these goals and become profitable in the short or long-term.

     LIMITED CAPITAL; NEED FOR SIGNIFICANT ADDITIONAL FINANCING. The Company has met its capital and operating requirements to date through private sales of securities, borrowings from officers and unaffiliated third parties, and from operational cash flow. Based upon the Company's business strategy and current financing plans, we believe that the Company will be able to meet its cash requirements for approximately one year. The Company's continued operations and expansion plans thereafter will depend upon revenues, if any, from operations and the availability of significant future equity and/or debt financing. The Company has no commitments for additional financing, except as described below in Item 2, "Management's Discussion and Analysis." We can give no assurance that the Company will have sufficient revenues or be able to obtain additional financing on satisfactory terms or that it will be able to maintain profitable operations. See Item 2, "Management's Discussion and Analysis."

     UNCERTAIN RETURN OF INVESTMENT. An investment in our common stock is subject to a very high degree of risk. No one should purchase our common stock who is not able to risk the loss of their entire investment. This uncertainty is related to our history of operating losses and need for additional capital.

     DEPENDENCE ON KEY PERSONNEL. The Company is dependent upon the services and business expertise of its executive officers and certain key employees. The loss of any one of these individuals could have a material adverse effect on the Company.

     Since the Company's inception in 1994, it has been under the management of Ron Schaefer, who is now the Company's President. In 1998, Dan Sturdivant joined the management team. He is currently the Company's Vice President. There can be no assurance at either Mr. Schaefer or Mr. Sturdivant will actively stay with and contribute to the Company. Both Mr. Schaefer and Mr. Sturdivant have employment agreements with the Company that include non-competition clauses. Each employment agreement has a three year term expiring September 1, 2006 and renew annually for additional one year terms, unless terminated by the Company or the employee in writing.

     The Company believes that its future success will depend upon its ability to attract and retain skilled and knowledgeable management, marketing and operations personnel. We can give no assurance that the Company will be successful in retaining key employees or in securing the services of other qualified personnel. See Item 5, "Directors and Executive Officers, Promoters and Control Persons."

     CONTROL  BY  PRINCIPAL  STOCKHOLDERS.  The Company's principal stockholders
(the "Principal Stockholders") directly own a total of 12,213,329 shares of Common Stock of the Company, representing approximately 72% of the outstanding shares of Common Stock. This does not include shares subject to immediately exerciseable options. Each director was issued options to purchase up to 5,000,000 shares of common stock at an exercise price of $.10 per share, for total shares owned, on a fully diluted basis, of 32,213,329, or 87% of the fully-diluted shares of common stock. As a result, the Principal Stockholders will be in a position to control the Company through their ability to determine the outcome of elections of the Company's directors, adopt, amend, or repeal the Bylaws and take certain other actions requiring the vote or consent of the stockholders of the Company. See Item 4, "Security Ownership of Certain Beneficial Owners and Management."

     RISKS RELATED TO BUSINESS EXPANSION. During the last nine years, the Company has expanded within its initial trade area of metropolitan Dallas/Fort Worth, Texas and has expanded to Phoenix, Arizona. The Company's ability to accomplish its goals is dependent upon implementation of its aggressive expansion plans as part of its business strategy. However, the Company's business is subject to a number of risks related to expansion, any one of which could have a material adverse effect on its business, financial condition and results of operations.

     The Company's business strategy and expansion plans may place significant strain on the Company's management, working capital, financial and management control systems, and staff. The failure of the Company to properly respond to these needs by failing to maintain or upgrade financial and management control systems, failing to recruit additional staff or failing to respond effectively to difficulties encountered during expansion could adversely affect the Company's business, financial condition and results of operations. Although the Company has taken steps to ensure that its management and financial systems and controls are adequate to address its current needs and is attempting to recruit and train additional staff, there can be no assurance that the Company's systems, controls or staff will be adequate to sustain future growth.

     The key aspect of the Company's business strategy is to expand the number of indoor tanning centers it operates and the trade areas (cities/states) in which the new or acquired locations, (both Company owned and franchisees/licensees) will be located. There is no assurance that the Company will be able to continue to secure attractive site locations on economic terms that are acceptable to the Company in a timely fashion and achieve the Company's expansion objectives. In addition, there can be no assurance that the Company's plans to expand will be successful, that new or acquired stores will be profitable. See Item 1, "Description of Business - Business Strategy" and " - Competition."

     FRANCHISING AND LICENSING. The Company's growth strategy includes increasing the number of franchised or licensed locations. This is a new area for the Company and we have limited experience in franchising and licensing. There can be no assurance of that the Company will succeed in increasing the number of franchised or licensed locations, or that increasing such franchised or licensed locations will outweigh the costs of implementing and increased franchising and licensing strategy. If a Company owned location is sold to a franchisee/licensee, the Company will experience a loss of revenues, outside of the franchise or license fees, until another location can be added to replace the revenues.

     COMPETITION. The indoor tanning services industry is extremely competitive. The Company competes with numerous competitors offering indoor tanning services within any given trade area. Competition occurs not only from other tanning locations but also from health clubs that offer tanning services or facilities to their members as part of their existing services. The Company will compete against numerous competitors, most of whom may have significantly greater financial, advertising and marketing resources than the Company. The Company's future success will depend to a significant degree upon (i) its ability to rapidly expand and establish itself as a dominant competitor within a given trade area thereby discouraging additional competitors from entering the market, and (ii) the constraints imposed by the Company's financial resources. See Item 1, "Description of Business - Competition."

     MARKETING. The success of the Company is likely to be dependent on adequate marketing and support resources, both of which are difficult to predict accurately. Marketing includes advertising and promotional materials and advertising campaigns in both print and broadcast media. There is no assurance that the marketing efforts of the Company will be successful or that the Paradise Tan indoor tanning centers can obtain or maintain an adequate attendance base. There is also a risk that tanning salons may be a passing fad and will peak in a few years and then not grow sufficiently to meet the Company's expectations.

     UNCERTAINTY OF EXPANSION STRATEGY. The Company plans to expand its number of locations. Any such expansion will depend on, among other things, the Company's capital resources, the availability of suitable indoor tanning center sites or potential acquisitions, the timely development and construction of locations, the ability to hire skilled management and other personnel, management's ability to successfully manage growth (including monitoring individual locations, controlling costs, implementing marketing and advertising, maintaining effective quality and financial controls), and the availability of sufficient cash flow from operations. The Company can give no assurance that such cash flow will be available or that the Company will be able to open all its planned new locations or, if opened, that these locations can be operated profitably. See Item 1, "Description of Business - Business Strategy."

     LACK OF MARKET ANALYSIS. The Company has performed, to date, no scientific, empirical or other form of detailed market analysis or study to demonstrate the level of local or regional consumer acceptance of the Paradise Tanning Center concept other than its subjective observations regarding customers of the Company's current tanning centers. The Company can give no assurance that consumer acceptance of the Company's services and products will be sufficient to sustain the Company's ongoing operations.

     NO DIVIDENDS. The Company has never paid any dividends on the common stock and does not anticipate paying dividends for the foreseeable future. The Company intends to use any income received from operations for the Company's future operations and growth. Payment of dividends in the future would depend upon the Company's profitability at the time, cash available for dividends and other factors. See Item 8, "Description of Securities."

     NO CUMULATIVE VOTING. There is no cumulative voting for the election of directors of the Company. Accordingly, the holders of a majority of the Company's outstanding voting stock may elect all the directors of the Company, if they choose to do so, and the holders of the remaining shares will not be able to elect any directors. Currently, the Principal Stockholders own 72% of the shares of common stock issued and outstanding and are in a position to control the affairs of the Company, including the election of the board of directors. See Item 8, "Description of Securities."

     DEPENDENCE ON SINGLE BUSINESS; LACK OF DIVERSIFICATION. The Company is engaged solely in the business of offering indoor tanning services and related products to its customers and has no plans to enter into any other unrelated business. As a result, the financial success of the Company is completely dependent upon the Company's ability to successfully market its indoor tanning services to potential customers, the success of its business strategy and the continued existence/viability of the indoor tanning industry. Management does not believe that its current or future tanning locations can be readily adapted to other businesses without significant cost and expense and there can be no assurance that the Company would be successful in locating or operating any alternative business or that it would have sufficient financial resources to implement any significant change in its business. See Item 1, "Description of Business - Business Strategy."

     DEPENDENCE ON TRADE AND SERVICE MARKS. The Company has filed trademark applications with the PTO to obtain exclusive use of its trade and service marks. The Company regards its trade and service marks as valuable assets that have significant value in the marketing of its services. The Company intends to protect its trade and service marks vigorously against infringement. Since the PTO has not yet approved the applications, the Company can give no assurance that any of its applications will be granted and that it will obtain the right of exclusive use of its trade and service marks. Failure of the PTO to grant such trade and service mark registrations could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the lack of a registered trademark could have a material adverse effect on our ability to either franchise or license our business and related marks.

     INDEMNIFICATION. The Company's bylaws provide for the indemnification of, and the advancement of expenses to, the directors and officers of the Company in connection with proceedings and claims arising out of their status as such to the fullest extent permitted by the Texas Business Corporations Act, as amended (the "Texas Act"). These provisions require the Company to fund litigation expenses of indemnified officers and directors. To the extent that the Company funds such expenses and the indemnified officer or director loses such suit or proceeding, the Company may be unable to obtain a refund of the funds it advanced. In addition, the bylaws contain certain provisions intended to facilitate receipt of such benefits. The Company alsointends to purchase customary directors' and officer liability insurance policies for its directors and officers, if such insurance is available at a cost that the Board of Directors deems prudent; however, the Company has yet to purchase such coverage and would be required to fund any request for indemnification from its operating revenues, loans or sales of securities.

RISKS  ASSOCIATED  WITH  THE  INDOOR  TANNING  INDUSTRY

     HEALTH RISKS AND IMPLICATIONS ASSOCIATED WITH TANNING. The success of the Company's business is significantly dependent upon the consuming public sustaining a belief that the benefits of indoor tanning outweigh the risks of exposure to ultraviolet light. Any significant change in public perception of indoor tanning caused by scientific studies, government reports, rumors or otherwise that link tanning (indoor or outdoor) to a significant increase in the likelihood of skin cancer or other skin diseases, could have a material adverse effect on the Company's business, financial condition and results of operations. In December 1994, the American Medical Association ("AMA") House of Delegates, a physician industry group, adopted Resolution 217 in which the AMA reaffirmed its current policy concerning indoor tanning facilities that encourages implementation of state and local indoor tanning facility regulations and urges the FDA to ban the sale and use of tanning equipment for non-medical purposes. See Item 1, "Description of Business - Government Regulation."

     LIFESTYLE TRENDS. The Company's success depends upon the consuming public's continued perception that having a tan is desirable. A change in the public's perception or desire to be tan could cause a substantial decline in membership sales and usage of the Company's facilities, which could adversely affect the Company's business, financial condition and results of operations. This adverse effect could be material given the Company's aggressive expansion plans and the Company's dependence on lengthy commercial leases for its stores. A significant reduction in revenues due to changes in consumer lifestyles could result in operating income becoming insufficient to cover operating expenses. See Item 1, "Description of Business - Business Strategy."

     LOTIONS. The Company is planning to expand its lotion line, but we can give no assurance that the Company will generate sufficient revenues to offset the cost of expanding its lotion line. The lotion business is very competitive. Further, although we believe we sell the best lotions available, we can give no assurance that a customer will not burn themselves while using a lotion or have an allergic reaction to a lotion and bring suit against the Company for damages.

     UV FREE TANNING. This is a new and upcoming business area, emerging onto the scene about three years ago, but without consistent historical results. Although today's spray-on tanning equipment features advanced technology that provides an even, all-over tan to customers and offers indoor tanning centers a new revenue source (without the possible effects of ultraviolet light exposure), the technology and cosmetic results do not have a long-term history. Manufacturers of this equipment are attempting to patent their equipment, so we are opting to use existing manufacturers instead of developing our own proprietary equipment at this time. Also UV Free Tanning is new and unforeseen problems could develop, which could include limited consumer acceptance, allergic reactions, burns, product liability lawsuits and the like. To date, we are not aware of any product liability litigation involving UV Free Tanning.

     CHANGES IN GOVERNMENT REGULATIONS. Both federal and state laws and regulations affect the indoor tanning industry and the Company. While federal laws currently are directed towards the manufacturers of tanning devices and not at providers of indoor tanning services, we can give no assurance that the federal government will not introduce laws and/or regulations which may have a substantial impact on the Company, its operations and profitability. In addition, the state laws and regulations of Texas and Arizona currently affect the Company as they set minimum consumer safety standards for operation of indoor tanning equipment. These laws and regulations require minimum operating standards, employee education, methods of operation and licensing. Due to the potential for injury to consumers, the possibility of governmental reports containing findings that are detrimental to the indoor tanning industry in general, and the Company in particular, and possible misuse of the tanning devices by customers or store personnel, the Company can give no assurance that the states in which it currently operates (or intends to operate in the future) will not introduce new laws and regulations effecting the indoor tanning industry or modify existing ones, which may have a substantial impact on the Company, its operations and profitability. See Item 1, "Description of Business."

     TECHNOLOGICAL OBSOLESCENCE; NEW TECHNOLOGIES. Development of new or improved tanning devices, processes or technologies may make the Company's inventory of tanning devices and related products obsolete or less competitive requiring substantial capital outlays by the Company to purchase new devices or related products to replace those that become obsolete. We can give no assurance that we will have or be able to obtain the necessary capital resources to purchase new equipment and products to replace those that have become obsolete.

     In addition, medical research is constantly creating new technologies, drugs, skin creams, lotions and chemical compounds. There can be no assurance that the indoor tanning industry in general and the Company in particular will not be replaced by new medical technologies, including but not limited to, drugs, skin creams, lotions or other chemical compounds that will make the services offered by the Company unnecessary or obsolete.

     SAFETY AND HEALTH RISKS. The Company maintains numerous tanning devices at its various Paradise Tanning Centers. All of its tanning devices have a timing mechanism and contain multiple light bulbs that emit ultraviolet radiation. These devices are regulated by the FDA as medical devices and are potentially dangerous if misused or abused. We can give no assurance that one or more of our customers will not be seriously or fatally injured due to overexposure to ultraviolet radiation as a result of improper or negligent operation of a tanning device, a failure or malfunction of a tanning device, its control or timing mechanism or ultraviolet light bulbs. Although we currently maintain liability insurance for Company-owned locations, and require franchisees and licensees to carry such insurance, we can give no assurance that we will be able to maintain such insurance in the future or that such insurance will have sufficient limits to adequately cover our costs and expenses of litigation and our possible liability for damages sustained by one or more of our customers. A significant damage award or settlement, over and above the Company's insurance policy limits, if any, will have a substantial impact on the Company's profitability or cause the Company to cease as an operating concern. See Item 1, "Description of Business - Governmental Regulation."


ITEM  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION.

     The following is a discussion of the financial condition and results of operations of the Company for the years ended December 31, 2001 and 2002 and the nine month periods ended September 30, 2002 and 2003. This discussion should be read in conjunction with the Financial Statements of the Company and the related notes thereto appearing as an exhibit to this registration statement.

     OVERVIEW. The Company was founded in 1994 and opened its first tanning location in that same year. Since then, the Company has experienced significant growth in sales within its current market area of Dallas/Fort Worth, Texas. The Company's revenues were $976,281 in the year ended December 31, 2002 and $1,278,438 in the year ended December 31, 2001. In the nine months ended September 30, 2003, we had revenues of $592,796, as compared with $586,165 for the nine months ended September 30, 2002. We can give no assurance that the Company's revenues will not decline in future periods. The Company experienced net losses of ($384,409) and ($208,901) in the years ended December 31, 2002 and 2001, respectively.

     The Company's recognition of revenue for tanning membership sales lags the cash receipts from the membership contracts, resulting in significant deferred revenue at any point in time. Revenue from membership sales is recognized on a straight line basis over the appropriate membership period.

     RESULTS OF OPERATIONS. The table below sets forth, for the periods presented, the percentage relationship of certain line items from the Company's statements of operations to revenues for such periods.


                      EXPENSE AS A PERCENTAGE OF REVENUES
                               PARADISE TAN, INC.

                      Year  Ended  December  31              Nine  Months'
                                                          Ended  September  30

                         2001         2002                  2002         2003
                      ----------   ----------            ----------   ----------
Revenues                    100%         100%                  100%         100%

Costs and Expenses:
   Costs of Operation        79%          89%                  137%         366%


   Depreciation  and
   Amortization              23%          37%                   19%          14%

   Taxes and Other            0            0                     0            0

Total Costs and Expense     102%         126%                  137%         459%

Other Income/Expense          5%           6%                    8%          28%

Net Income                    6%          32%                   49%         395%


     While we expect the average operating costs per location to increase over time, we expect such costs to be offset by the additional revenues and cash flows attributable to such operations. This expectation is based on the additional revenue the Company expects to generate by the branding of the Paradise Tan name, increasing the quality of services and by an expected increase in per location sales revenue generated by increased advertising. We expect these increased sales to offset the increase in overhead expenses. Specific areas in which average per store costs are expected to increase include the costs of facilities leases, salaries and commissions, depreciation and amortization.

     As the Company expands into new markets, we anticipate higher general and administrative expenses to support the planned growth. The base amount of the top level management's salaries should not experience any significant change; however that could change.

     NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED WITH THE NINE MONTHS ENDED SEPTEMBER 30, 2002.

     Revenues. Revenues for the nine months ended September 30, 2003 increased slightly to $592,796 or 1.1% from the nine months ended September 30, 2002. During 2003, the Company continued the sale of certain locations to franchisees or licensees as a means to decrease outstanding debt. However, because the Company was able to nearly maintain its revenues from remaining Company-owned locations, and received $24,100 in franchise fees, license fees and consulting fees in the nine months ended September 30, 2003, Company revenue remained stable.

     The Company's revenues come from three distinct areas: Tanning Services, Product Sales and Franchise or License fees. Revenues for tanning services for the nine months ended September 30, 2003 decreased ($3,398), or less than 1%, from the nine-months ended September 30, 2002. Revenues from product sales for the nine months ended September 30, 2003 decreased ($14,607), or 9.8%, from the nine months ended September 30, 2002. The Company attributes this decrease to the sale or conversion of tanning center locations. Revenues from franchise and license fees for the nine months ended September 30, 2003 were $24,100 as compared to no revenues from franchise and license activities in the nine months ended September 30, 2002. In order to encourage the franchising and licensing of locations, the Company waived franchise and license fees in the nine months ended September 30, 2002.

     The Company expects to continue to sell Company-owned locations in order to focus on its franchising and licensing activities.

     Costs and Expenses. Costs and expenses of operations for the nine months ended September 30, 2003 increased $2,246,661, or 279% from the nine months ended September 30, 2002. This was primarily the result of expenses of stock-based compensation to directors and compensation to consultants. In 2003, the Company granted each member of the board of directors options to purchase 5,000,000 shares of the Company's common stock at $.10 per share, exercisable for ten years, for which the Company booked an aggregate expense of $1,660,490. This is a non-cash expense and we do not expect this to be a recurring expense. Of the consultant compensation, nearly half (or $329,000), represents accrued consulting fees to Round Table Financial, which has a consulting agreement with the Company requiring a $10,000 consulting fee. In addition, the Company sold Company-owned locations to franchisees or licensees as a means to decrease debt and focus on the franchising and licensing business. Costs and expenses as a percentage of total revenues were 514% in the nine months ended September 30, 2003, as compared with 137% in the nine months ended September 30, 2002. This increase was based on the costs of stock compensation of the Company's officers and directors.

     The Company intends to continue to cut overhead costs where such economies will not adversely effect product and service quality.

     Depreciation and Amortization. Depreciation and amortization expenses were $80,754 in the nine months ended September 30, 2003, as compared with $114,598 for the nine months ended September 30, 2002, a decrease of $33,844, or 29.5%. The decrease in this expense item resulted from the sale of Company owned locations to franchisees and licensees.

     FISCAL YEAR ENDED DECEMBER 31, 2002 COMPARED WITH FISCAL YEAR ENDED DECEMBER 31, 2001.

     Revenues. Revenues for the fiscal year ended December 31, 2002 decreased $302,157 or 23.6%, from fiscal 2001. During the year ended December 31, 2002, the Company sold or converted to franchises four Company-owned locations, which decreased revenues for the period, compared to the previous year. These sales or conversions of locations also decreased debt and debt service expenses.

     The Company's revenues come from three distinct areas: Tanning Services, Product Sales and Franchise or License fees. Revenues for tanning services for the year ended December 31, 2002 decreased $160,776, or 16%, from the year ended December 31, 2001. Revenues from product sales for the year ended December 31, 2002 decreased $141,381, or 44%, from the year ended December 31, 2001. The Company attributes this decrease to the sale or conversion of tanning center locations. Revenues from franchise and license fees for the year ended December 31, 2002 were negligible, as compared with $104,083 in the year ended December 31, 2001. In order to encourage the franchising and licensing of locations, the Company waived the franchise and license fees in the year ended December 31, 2002.

     Costs & Expenses. Costs and Expenses for fiscal 2002 decreased $68,143 or 4.7%, from fiscal 2001. These costs and expenses as a percentage of total revenues were 117% in 2002 compared to 105% in 2001. The expenses have come down with the cost cuts and the sale of Company-owned locations.

     Depreciation and Amortization. Depreciation and amortization expenses were $133,012 in 2002 and $172,322 in 2001. Depreciation and amortization are non-cash expenses.

     LIQUIDITY AND CAPITAL RESOURCES. Cash on hand for the Company at the nine months ended September 30, 2003 was $845,657, as compared with the year ended December 30, 2002, where cash was $32,355. The Company's increase in cash for the nine months ended September 30, 2003 was the result of the sale of Company common stock in the amount of $1,000,000. The Company operates on a tight cash flow and would benefit from an additional influx of capital. It could save about $10,000 per month or about $120,000 annually alone by retiring or at least restructuring its debt.

     The Company is currently exploring a number of means to add additional capital to the Company and to retire Company debt, of which $750,000 is due to be repaid in the next two years. The Company is considering raising additional equity by sales of its securities in either a private or public offering, as described below.

     In 2003, the Company raised $1,000,000 in equity financing through a private placement of its common stock. The Company is also considering various forms of debt financing and debt restructuring, either with its current creditors or new lenders.

     Over the next 12 months, the Company expects to need approximately $1,200,000 in a combination of revenues from operations, additional equity or debt financing to remain in business and execute its business plan.

     The Company is working with Chuckanut Capital Group, Ltd., ("Chuckanut") to structure additional debt financing of up to $20 Million to assist the Company in executing its business plan and restructure its existing debt. Chuckanut is also assisting the Company in obtaining an additional $3 Million in equity to help service the additional debt. We can give no assurances that the Company will be successful in raising additional equity or debt financing through Chuckanut or any other merchant banking firm.

     SEASONALITY. The Company's business is seasonal in nature in that the most active fiscal quarters for taxing activities and in new membership sales are the first quarter (January-March), which is the strongest, and the second quarter (April-June). The impact on liquidity and capital resources of the seasonal nature of tanning activity in a reduction in the generation of cash from sales of memberships, tanning products and other tanning services during the last two quarters of the Company's fiscal year. The first two quarters historically have accounted for approximately 60% of sales.

     Although membership sales volume in the tanning stores is seasonal, the impact of such seasonality on the Company's Financial Statements is partially mitigated by the Company employing a monthly autodraft on the memberships to keep the seasonality fluctuations in cash flow less dramatic and more consistent.

     INFLATION. The Company has generally been able to offset cost increases with increases in the prices for its services. Accordingly, the Company does not believe that inflation has had a material effect on its results of operations to date. However, there can be no assurance that the Company's business will not be adversely affected by inflation in the future.

     CRITICAL ACCOUNTING POLICIES. The Company, together with its auditors, has identified certain critical accounting policies that effect the Company. In particular, the Company's method for revenue recognition is critical, since it impacts the Company's entire financial statement, taken as a whole. It is also important in light of the Staff Accounting Bulletins published by the Securities and Exchange Commission over the past several years. The Company recognizes revenue from tanning services and products at the time the services are rendered or the product sold. Revenues from membership fees are recognized monthly on a straight-line basis, even for pre-paid membership fees. Revenues from initial franchise fees are recognized upon the opening of a tanning center location, with monthly franchise and license fees recognized on a monthly basis when paid.

                            SELECTED FINANCIAL DATA

     Selected financial data shown below for the nine months ended September 30, 2003 and September 30, 2002 and the years ended December 31, 2002 and 2001 were derived from the financial statements of the Company. This table should be read in conjunction the Financial Statements and related notes thereto included as an exhibit to this registration statement.



INCOME STATEMENT DATA     YEAR ENDED DECEMBER 31              NINE MONTHS ENDED
                                                                 SEPTEMBER 30
                             2001        2002                  2002         2003
                          ----------  ----------            ----------   ----------

Revenues                   1,278,438     976,281               586,165      592,796
Costs & Expenses           1,349,170   1,150,133               804,186    3,050,847
Operating Income (Loss)     (243,270)   (211,925)             (241,833)  (2,504,269)
Other Income (Expense)        34,369    (172,484)              (46,299)    (169,276)
Net Income (Loss)           (208,901)   (384,409)             (288,132)  (2,673,545)


                                    DECEMBER 31, 2002         SEPTEMBER 30, 2003
BALANCE SHEET DATA
TOTAL ASSETS                             967,426                     1,708,041
TOTAL LIABILITIES                      1,031,675                     1,405,361
STOCKHOLDERS EQUITY (DEFICIT)            (64,249)                      302,680


ITEM  3.  DESCRIPTION  OF  PROPERTY.

The Company leases 6 locations for its Company-owned Paradise Tan tanning centers, located at:

7802  Harwood  NRH,  TX  76180

1060  N.  Main,  Euless,  TX  76039

6700  Denton  Highway,  Watauga,  TX  76148

500  W.  Southlake,  Southlake,  TX  76092

2041  Rufesnow,  Keller,  TX  76248

7451  N.  Beach  Street,  FT.  Worth,  TX  76137

The Company also leases premises at 6700 Denton Highway, Suite H, Watauga, Texas for use as its corporate headquarters. The Company believes that its corporate headquarters premises are adequate for its current needs and for the foreseeable future.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT.

The following table sets forth certain information as of March 1, 2004 regarding the ownership of the Company's Common Stock by (i) each person who is the owner of 5% or more of the outstanding shares of Common Stock, (ii) each director of the Company or director nominee and (iii) all officers and directors of the Company as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as owned by them.


Name and Address                                      Shares (1)     Percent
----------------                                      ----------     -------


Ron  Schaefer                                          9,292,221       25.2%

Dan  Sturdivant                                        6,792,221       18.4%

Dan  Broder                                            6,812,221       18.6%

David  Rutkoske                                        9,316,666       25.3%
                                                      ----------     -------

All  Officers  and  Directors
as  a  group (4 persons)                              32,213,329       87.5%
                                                      ----------     -------




1. Includes 5,000,000 shares subject to options granted to each director, which are exercisable at $.10 per share.


ITEM  5.  DIRECTORS  AND  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL PERSONS.

     DIRECTORS AND EXECUTIVE OFFICERS. The members of the Company's board of directors are elected annually and hold office until their successors are elected and qualified. The Company's officers are chosen by and serve at the pleasure of its board of directors. Each of the officers and directors has positions of responsibility with businesses other than the Company and will devote only such time as they believe necessary on the business of the Company. There are no family relationships among any of the directors, director nominees or executive officers of the Company. The Company's officers and directors or major shareholders are as follows:

     RONALD SCHAEFER, age 39, is the President of Paradise Tan, the Vice President of Paradise Franchise International and a member of the Board of Directors of the Company. Mr. Schaefer has extensive experience in franchising, owning and operating various franchises since 1986. Before starting Paradise Tan, Mr. Schaefer owned a Premier Video franchise store between 1990 and 1995 and a Domino's Pizza franchise store between 1986 and 1990. He gained a strong understanding of the intricacies of franchisees operations when he managed and operated 9 Domino's Pizza locations with 180 employees under his supervision between 1981 and 1986.

     DAN STURDIVANT, age 54, is the Vice President of Paradise Tan, the President of Paradise Franchise International and a member of the Board of Directors of the Company. Mr. Sturdivant comes from a long entrepreneurial background. Before taking charge of the franchising efforts of the Company, Mr. Sturdivant owned a glass and window manufacturing company, Starlite Products, Inc., which he sold in February 1998. Between 1992 and the end of 1993, Mr. Sturdivant was regional sales manager for Speedy Auto Glass Franchising, selling franchises in Texas, New Mexico, Colorado and Wyoming. Prior to joining Speedy, he served as regional vice president of Windshields America, being responsible for sales and operations in a four-state area with 36 stores, 200 employees and annual sales in excess of $20 million. He graduated from Texas A&M Commerce in 1970 with a Bachelors in industrial management and a minor in Finance.

     DANIEL G. BRODER, age 44, is Treasurer of the Company and a member of its Board of Directors. Mr. Broder is the founder and President of Daniel Broder & Associates, CPAs, PC, an accounting firm that has serviced business clientele in the Dallas/Fort Worth metropolitan area since 1986. His firm currently employs a professional staff of 10. Mr. Broder is a 1981 honors graduate of the University of Texas in Arlington, with his degree in Accounting. Upon graduation, Mr. Broder joined Price Waterhouse, and later went to Coopers & Lybrand, LLP. Mr. Broder founded his own accounting practice in 1986, which has grown to a million-dollar firm in a short time. Mr. Broder is a member of the Tax Society of CPAs, the American Institute of CPAs, the National Society of Tax Professionals and the American Institute of Tax Studies. He is involved locally with many Chambers of Commerce in the Dallas/Ft. Worth area.

     DAVID L. RUTKOSKE, age 38, is a member of the Board of Directors of the Company. Mr. Rutkoske received a bachelor's degree in finance from Ithaca College in 1986. From 1986 until 1983, Mr. Rutkoske was a branch manager for Thomas James Associates, a securities broker-dealer. From 1993 until 1996, Mr. Rutkoske was the principal in several securities broker-dealer firms. Since the founding of Lloyd Wade Securities inc., a stock brokerage firm, in 1996 until 2000, Mr. Rutkoske has served as its president. Mr. Rutkoske also started in the tanning business in 1996 when he co-founded Z TAN. In 1999, Z TAN merged with Paradise Tan. Mr. Rutkoske is currently a shareholder in Paradise Tan. Mr. Rutkoske is also the owner of Round Table Financial Services inc., which is a consultant to Paradise Tan. Further, Mr. Rutkoske filed for Chapter 13 Bankruptcy in August of 2002, which was dismissed in October 2003, refiled in December 2003 and is currently pending. Mr. Rutkoske was the subject of two NASD complaints in 2001 and 2002, one of which was dismissed in August 2003. In the other action, without admitting or denying any of the NASD's allegations, Mr. Rutkoske agreed to be barred from the securities industry, with the right to reapply in three years.

ITEM  6.  EXECUTIVE  COMPENSATION.

     EXECUTIVE COMPENSATION. Mr. Schaefer is being paid an annual salary of $75,000 as the Company's President and Chief Executive Officer. Mr. Schaefer is employed by the Company under a written employment agreement with a three year term expiring September 1, 2006, but which renews automatically each year and is extended for an additional year on the anniversary of the agreement. Either party may terminate the employment agreement in writing on sixty (60) days notice. This employment agreement contains a non-competition clause.

     Mr. Sturdivant is the Company's Vice President, with an annual salary at this time of $6,000 per year. Mr. Sturdivant is not a full-time employee of the Company. Mr. Sturdivant is employed by the Company under a written employment agreement with a three year term expiring September 1, 2006, but which renews automatically each year and is extended for an additional year on the anniversary of the agreement. Either party may terminate the employment agreement in writing on sixty (60) days notice. This employment agreement contains a non-competition clause. Mr. Sturdivant is owed salary in arrears for approximately two years in the amount of $12,000.

     Mr. Broder, the treasure, a director and a Principal Stockholder of the Company, is paid advisory fees of $500 per month under a written consulting agreement. This agreement has a one (1) year term but is automatically renewed for an additional year on the anniversary of the agreement for an additional year. Mr. Broder is owed $25,000 in advisory fees in arrears.

     Mr. Rutkoske, a director of the Company and a Principal Stockholder, is paid advisory fees of $500 per month under a written consulting agreement. This agreement has a one (1) year term but is automatically renewed for an additional year on the anniversary of the agreement for an additional year. Mr. Rutkoske is owed $19,643 in advisory fees in arrears.

     DIRECTOR COMPENSATION. On September 25, 2003, the Company granted each member of its Board of Directors an option to purchase up to 5,000,000 shares of the Company's common stock at an exercise price of $0.10 per share, which was the fair market value of the common stock on the date of grant. In addition, Mr. Broder and Mr. Rutkoske receive advisory fees of $500.00 per month. The Company reserves the right to pay its directors reasonable fees for attendance at meetings in the future.


                           SUMMARY COMPENSATION TABLE



                                                                   Long-Term  Compensation
                                                   ---------------------------------------------------
Name And Principal          Annual  Compensation   Other Annual   Awards                     All Other
Position             Year   Salary($)   Bonus($)   Compensation   Restricted Stock  Options  Awards
------------------   ----   --------    -------    ------------   ----------------  -------  ---------

Ronald Schaefer      2004   $ 75,000    $     0         None           None           None      None
President            2003   $ 75,000    $     0         None           None        $415,122     None
                     2002   $ 75,000    $     0         None           None           None      None



ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

     Pursuant to the Merger Agreement between S. Joseph and Associates Inc. ("Z TAN") and the Company dated August 1, 1999, Mr. Rutkoske owns 74,000 shares of Paradise Tan Preferred Stock that is convertible into Common Stock at $10 per share from his contribution of his five indoor tanning locations. Dan
Sturdivant, Dan Broder and Ron Schaefer each own 20,666 shares of Paradise Tan Preferred Stock that is convertible at $10 per share from their contribution of their seven tanning salons.

     In August, 1999, the Company merged with Z TAN, keeping the Paradise Tan name. Before the merger, the Company was 75% owned by an affiliate of Messrs. Schaefer, Broder and Sturdivant. Z TAN was owned 100% by Mr. Rutkoske. As a result of the merger, Messrs. Schaefer, Broder, Sturdivant and Rutkoske each owned 20% of the merged entity, with an affiliate of Messrs. Schaefer, Broder and Sturdivant owed $670,000 and Mr. Rutkoske owed $790,000. Messrs. Schaefer, Broder, Sturdivant and Rutkoske each converted $50,000 of the debt owed to them to common stock and the balance of the debt owed to them to preferred stock, with Mr. Rutkoske owning 74,000 shares of preferred stock and Messrs. Schaefer, Broder and Sturdivant each owning 20,666 shares of preferred stock.

     In 2003, the Company issued a total of 133,329 warrants to purchase common stock exercisable at $2.00 per share to affiliates of Messrs. Schaefer, Broder, Sturdivant and Rutkoske. These warrants expire in April 2006. In addition, in 2001 and in 2003, the Company issued 100,000 warrants in each year to Round Table financial Services, Inc., an affiliate of Mr. Rutkoske, 100,000 of which expire in September 2006 and 100,000 of which expire in January, 2008. The current price of the Company's common stock is $0.11 per share.

     Also in 2003, the Company issued 2,500,000 shares of common stock to Mr. Schaefer and 2,500,000 shares to Mr. Rutkoske, in exchange for services rendered in the years 2000 to 2002. Furthermore, in September 2003, the Company granted options to purchase 5,000,000 shares of common stock to each director at an exercise price of $.10 per share.

     In May 2000, the Company entered into a consulting agreement with Round Table Financial Services, Inc. ("Round Table"), a company owned by Mr. Rutkoske, a director of the Company. Under that agreement, Round Table provides financial consulting services to the Company for a payment of $10,000 per month and expires May 15, 2005. If Round Table obtains financing for the Company, Round Table may negotiate a percentage fee for such services. The compensation under this agreement is approximately $327,775 in arrears on the date of this registration statement.

ITEM  8.  DESCRIPTION  OF  SECURITIES.

     THE COMMON STOCK. The authorized common stock of the Company consists of 50,000,000 shares of Common Stock, par value of $.01 per share. The holders of Common Stock are entitled to one vote for each share held of record on the record date for each meeting of shareholders. No share of Common Stock is entitled to preference over any other share and each share of Common Stock is equal in all respects to any other share. In any distribution of assets, whether voluntary or involuntary, holders are entitled to receive pro rata the assets available to holders of Common Stock after creditors have been paid in full and after any liquidation preference of any other class of stock, such as preferred stock, has been satisfied. The outstanding shares of Common Stock are fully paid and nonassessable. As of the date of this registration statement, there are 16,794,114 shares of Common Stock outstanding. Quotations for the Company's Common Stock are available on the over-the-counter "Pink Sheet" quotation system under the symbol "PTNK."

     THE PREFERRED STOCK. The authorized preferred stock of the Company consists of 1,000,000 shares of Preferred Stock, with a par value of $10 per share. The holders of the Preferred Stock are not entitled to vote except as specifically required by law, as it is non-voting. The Company may issue the authorized Preferred Stock in classes or series, the rights, privileges and preferences of which are subject to determination by the Company's Board of Directors without further reference to the shareholders. The Preferred Stock will have preference over the Common Stock in the event of distribution of assets, whether voluntary or involuntary, but will be subject to the prior rights of creditors and debtholders. As of the date of this registration statement, there are 135,998 shares of Preferred Stock outstanding, with a face amount of $10 per share, with cumulative dividends at 8%.

     WARRANTS. The Company has issued warrants are convertible into shares of the Common Stock of the Company at an exercise price of $2.00 per share. As of the date of this registration statement, the Company has warrants outstanding to purchase 739,995 shares of Common Stock of the Company, which expire on various dates from April 16, 2006 to January 1, 2008.

     OPTION GRANTS. On September 25, 2003, the Company granted each member of its Board of Directors an option to purchase up to 5,000,000 shares of the Company's Common Stock at an exercise price of $0.10 per share, which was the fair market value of the Common Stock on the date of Grant. These options expire September 25, 2013.

     NO PREEMPTIVE RIGHTS. Holders of the Common Stock have no preemptive rights to purchase additional securities that may be offered by the Company.

     NO CUMULATIVE VOTING. There is no cumulative voting for the election of directors. Accordingly, the owners of a majority of outstanding voting shares may elect all of the directors if they choose to do so.

     DIVIDENDS ON COMMON STOCK. The Company currently plans to retain all available earnings generated by its operations for the development and growth of its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to dividend policy will be made at the discretion of the Board of Directors of the Company and will depend on a number of factors, including future earnings, capital requirements, cash availability, financial condition and future prospects of the Company and such other factors as the Board of Directors may deem relevant.

     REPORTS. The Company will furnish annual reports to shareholders containing audited financial statements.

     STOCKHOLDER ACTION. Pursuant to the Texas Act, with respect to any act or action required of or by the holders of the Common Stock, the affirmative vote of the holders of a majority of the issued and outstanding Common Stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law. The Company's bylaws contain provisions and impose advance notice procedures with regard to certain stockholder proposals.

     Under the Texas Act, stockholders may take certain actions without the holding of a meeting by a written consent or consents signed by the holders of a majority of the outstanding shares of the Common Stock entitled to vote thereon. Proper notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action. The purposes of this provision are to facilitate action by stockholders and to reduce the corporate expense associated with annual and special meetings of stockholders. The Principal Stockholders own approximately 72% of the outstanding Common Stock. Accordingly, such stockholders may be in a position to approve by written consent certain actions required or permitted to be taken by stockholders of the Company, including the election of directors. Pursuant to the rules and regulations of the Securities and Exchange Commission, if a stockholder action is taken by written consent, the Company will be required to send each stockholder entitled to vote on the applicable matter, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     Price quotations for the Company's Common Stock are posted presently on the over-the-counter "Pink Sheet" quotation system and have been since July 30, 2002. The Company intends to become a reporting company under the Securities Exchange Act of 1934, as amended, and intends to assist market makers in quoting the Common Stock on the OTC Bulletin Board when the Company becomes eligible. The Company can give no assurance that its Common Stock will ever be quoted on the OTC Bulletin Board in the foreseeable future, it at all.

(a)  Market  Price.

The historical prices for the Company's Common Stock on the Pink Sheets since the beginning of trading are as follows:

   Date        Open      High       Low     Close
26-Mar-04     $0.06     $0.06     $0.06     $0.06
27-Feb-04     $0.06     $0.06     $0.06     $0.06
30-Jan-04     $0.02     $0.02     $0.02     $0.02
31-Dec-03     $0.05     $0.05     $0.05     $0.05
07-Nov-03     $0.10     $0.10     $0.10     $0.10
30-Sep-03     $0.10     $0.10     $0.10     $0.10
16-Jun-03     $0.20     $0.20     $0.20     $0.20
19-Mar-03     $2.00     $2.00     $2.00     $2.00
25-Oct-02     $1.75     $1.75     $1.75     $1.75
24-Sep-02     $2.00     $2.00     $2.00     $2.00
30-Jul-02     $3.00     $3.00     $3.00     $3.00

     The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     For the initial listing in the NASDAQ SmallCap Market , a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 stockholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million. For continued listing in the NASDAQ SmallCap
Market , a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be two market makers. In addition, there must be 300 stockholders holding 100 shares or more. The Company can give no assurances that it will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a stockholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

(b) Holders. As of the date of this registration statement, there are approximately 60 holders of the Company's Common Stock. In 1994, the Company issued 1,000 shares, as adjusted for stock splits, of its Common Shares for cash to its initial investors for cash. During 1995, 1996, 1997 and 1998, the Company did not issue any shares of Common Stock. In 1999, 2000, 2001 and 2002, the Company issued 100,000 shares, 9,806,500 shares,
     180,998 shares and 968,286 shares, respectively, to investors for cash or in exchange for services. In the nine months ended September 30, 2003, the Company issued as additional 10,250,330 shares. Since 1999, the Company has canceled a total of 253,000 shares, for a total outstanding on the date of this registration statement of 20,384,114. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with exemptions from registration afforded by Sections 3(b) or 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). As of the date of this registration statement, 2,101,949 shares of the Company's Common Stock held by non-affiliates are eligible for sale, including 587,618 shares eligible under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in such Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

(c) Dividends. The Company has not paid any dividends to date on its Common Stock, and has no plans to do so in the immediate future.

ITEM  2.  LEGAL  PROCEEDINGS.

None

ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS.

     The Company has not changed accountants since its formation

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES.

(a) Securities sold. The Company sold and issued its securities during the three year period preceding the date of this registration statement in a series of private transactions or exempt offerings of securities; as follows:

     (i)  Common  Stock

     On October 16, 2001, the Company converted a $50,000 debt owed to David Rutkoske, a director of the Company, in exchange for a total of 20,000 shares, which was later adjusted by the Company to 66,666 shares (or $0.75 per share). The Company adjusted the price because we wished to give Mr. Rutkoske the benefit of a reduction in selling price that was given to all early investors.

     Also on October 16, 2001, the Company converted a $50,000 debt owed to an entity owned by Ron Schaefer, Dan Sturdivant and Dan Broder, directors of the Company, in exchange for a total of 20,000 shares, which was later adjusted by the Company to 66,666 shares (or $0.75 per share). The Company adjusted the price because we wished to give Messrs. Schaefer, Broder and Sturdivant the benefit of a reduction in selling price that was given to all early investors.

     In November 2001, the Company sold 10,000 shares to an unrelated person for $25,000 in cash. In April 2003, that person converted a $50,000 debt and $5,000 in accrued interest into shares of Common Stock at $0.75 per share, and the initial purchase price was adjusted to $0.75 per share, for a total of 116,666 shares. The Company adjusted the price because we wished to give this investor the benefit of a reduction in selling price that was given to all early investors.

     On various dates in October and November 2002 and January 2003, the Company sold a total of 381,286 shares for total cash consideration of $126,950 to a foreign person.

     On April 15, 2003, the Company sold 1,333,333 shares to a person for cash consideration of $1,000,000. Subsequently, in September 2003, the Company issued that person an additional 3,000,000 shares to reprice the shares issued to the investor. The Company repriced these shares because of a significant drop in price of the Company's common stock on the "Pink Sheets."

     In April 16, 2003, the Company granted 2,500,000 shares of common stock to Mr. Schaefer and 2,500,000 shares of common stock to Mr. Rutkoske for services rendered to the Company in the years 2000 through 2002.

     On August 6, 2003, an individual person converted a $77,000 debt owed by the Company and invested an additional $28,000 in the Company in exchange for a total of 300,000 shares of common stock

     (ii)  Warrants

     On September 10, 2001, the Company issued 100,000 warrants to purchase shares of common stock of the Company to Round Table Financial, an affiliate of Mr. Rutkoske, with an initial exercise price of $2.50 per share, which was adjusted to $2.00 per share on April 16, 2003 to bring it in line with warrants issued that day. These warrants expire September 10, 2006.

     On January 1, 2003, the Company issued 100,000 warrants to purchase common stock to Round Table Financial, an affiliate of Mr. Rutkoske, with an exercise price of $2.00 per share. These warrants expire January 1, 2008.

     On April 16, 2003, the Company issued 106,666 warrants to a lender, with an exercise price of $2.00 per share, which expire April 16, 2006.

     On April 16, 2003, the Company issued 66,666 warrants to Mr. Rutkoske, with an exercise price of $2.00 per share, which expire April 16, 2006.

     On April 16, 2003, the Company issued 22,221 warrants to Mr. Schaefer, with an exercise price of $2.00 per share, which expire April 16, 2006.

     On April 16, 2003, the Company issued 22,221 warrants to Mr. Sturdivant, with an exercise price of $2.00 per share, which expire April 16, 2006.

     On April 16, 2003, the Company issued 22,221 warrants to Mr. Broder, with an exercise price of $2.00 per share, which expire April 16, 2006.

     On August 6, 2003, the Company issued 300,000 warrants to an unaffiliated investor, with an exercise price of $2.00 per share, which expire August 6, 2006.

     (iii)  Options

     On September 25, 2003, the Company issued each of its four directors options to purchase up to 5,000,000 shares of common stock at an exercise price of $.10 per share, which was the fair market value on the date of grant. These options expire on September 24, 2013.

     (iv)Preferred  Stock

     In December 2001, the Company issued a total of 135,998 shares of preferred stock of the Company to certain of its officers and directors or their affiliates in exchange for debt, as described in Part 1, Item 7, above.

     Certain of the securities of the Company were sold and issued on various dates, described above, for investment purposes in "private transactions" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act. In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11) of the Securities Act of 1933, as amended, if six conditions are met:

(1) Current public information must be available about the issuer unless sales are limited to those made by non-affiliates after two years.
(2) When restricted securities are sold, generally there must be a one-year holding period.
(3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.
(4) Except for sales of restricted securities made by non-affiliates after two years, all sales must be made in brokers' transactions as defined in
     Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.
(5) Except for sales of restricted securities made by non-affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.
(6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

(b) Underwriters and other purchasers. There were no underwriters in connection with the sale and issuance of any of the Company's securities. All of the purchasers of Common Stock from the Company have had a pre-existing personal or business relationship with the Company or its officers and directors.

(c)  Consideration.

     Certain shares of stock were sold for cash by the Company and others were issued either for services rendered to the Company or to settle outstanding debts of the Company or its predecessor. The Company sold shares in 2001, 2002 and 2003 at various prices, ranging from $0.28 to $0.75.

(d)  Exemptions  from  Registration  Relied  Upon.

     The sale and issuance of the shares of stock were exempt from registration under the Securities Act of 1933, as amended, by virtue of either section 3(b) or 4(2) and, in certain cases, Regulation D promulgated thereunder. Purchasers in transactions exempt under Section 4(2) and Rule 506 purchased shares from the Company for investment and not with a view to distribution to the public.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

     INDEMNIFICATION ARRANGEMENTS. The Company's bylaws provide for the indemnification of, and the advancement of expenses to, the directors and officers of the Company in connection with proceedings and claims arising out of their status as such to the fullest extent permitted by the Texas Act. In addition, the bylaws contain certain provisions intended to facilitate receipt of such benefits. The Company also intends to purchase customary directors' and officer liability insurance policies for its directors and officers, if such insurance is available at a cost that the board of directors deems prudent.

                                    PART F/S


                                Paradise Tan, Inc
                                  Balance Sheet
                            As of September 30, 2003

                                     ASSETS
                                     ------

Current Assets

   Cash                                                              $  845,657
   Current Portion of Notes Receivable                                   10,987
   Inventory                                                             31,019

      Total Current Assets                                              887,663

Fixed Assets
   Office Equipment                                                      29,098
   Furniture and Fixtures                                                 6,033
   Tanning Equipment                                                    915,059
   Transportation Equipment                                              26,119
   Leasehold Improvements                                               198,477
   Accumulated Depreciation                                            (369,580)
                                                                     ----------

      Total Fixed Assets                                                805,206

Other Assets

   Long Term Notes Receivable                                            15,172
                                                                     ----------

      Total Other Assets                                                 15,172

      Total Assets                                                   $1,708,041
                                                                     ==========


                      LIABILITIES AND STOCKHOLDER'S DEFICIT
                      -------------------------------------

Current Liabilities

   Accounts Payable and Accrued Expenses                             $  490,168
   Current Portion of Notes Payable                                     284,972
                                                                     ----------

      Total Current Liabilities                                         775,140

Long-Term Liabilities
   Long-Term Notes Payable                                              439,824

   Accrued Interest on Preferred Stock                                  190,397
                                                                     ----------
      Total Long-Term Liabilities                                       630,221

      Total Liabilities                                               1,405,361
                                                                     ----------

Stockholders' Equity

   Common Stock                                                         138,258
   Common Stock to be Distributed                                        50,000
   Common Stock Subscriptions Receivable                                (28,000)
   Preferred Stock (8% Cumulative, $10 par value)                     1,359,980
   Additional Paid in Capital                                         3,201,411
   Retained Deficit                                                  (4,418,969)

      Total Stockholders' Equity                                        302,680
                                                                     ----------

      Total Liabilities and Stockholders' Equity                     $1,708,041
                                                                     ==========



                                Paradise Tan, Inc
                            Statements of Operations
              For the Nine Months Ended September 30, 2002 and 2003
===============================================================================

                 DESCRIPTION                         9/30/2002        9/30/2003
                 -----------                        ----------       ----------


Income
------
   Tanning Services                                   (438,293)        (434,895)
   Product Sales                                      (149,550)        (134,943)
   Licensing Fees                                            -          (24,100)
   Returns and Allowances                                1,678            1,142
      Total Income                                    (586,165)        (592,796)
                                                    ----------       ----------

Cost of Goods Sold
------------------
   Supplies                                             23,812           46,218
      Total Cost of Goods Sold                          23,812           46,218
                                                    ----------       ----------

      GROSS PROFIT                                    (562,353)        (546,578)


General & Administrative Expenses
---------------------------------
   Advertising                                          17,065           16,211
   Automobile Expense                                    6,147            6,741
   Bank Service Charges                                 24,100           10,836
   Credit Card Charges                                     903                -
   Commissions                                          14,483            6,281
   Contract Labor                                        3,164              123
   Consulting Fees                                           -          669,984
   Depreciation and Amortization                       114,598           80,754
   Directors Fees                                            -           56,634
   Dues and Subscriptions                                  429            1,829
   Employee Benefits                                     1,334              787
   Equipment Lease                                       3,928            8,008
   Fees and Permits                                        984            1,885
   Insurance                                            22,164           23,896
   Internet Web Site                                         -            1,512
   Management Fees                                       3,475           27,250
   Meetings and Seminars                                   367              369
   Office Supplies                                      10,706            1,010
   Officers' Compensation                                    -        1,660,490
   Operational Expense                                  26,650           18,905
   Outside Services                                      6,182           10,188
   Over/Short                                              322               95
   Printing                                              1,931              673
   Promotional                                           1,036                -
   Postage                                               2,272              945
   Professional                                         11,311           18,218
   Rent                                                186,352          146,498
   Repair                                                3,317            2,419
   Salaries and Taxes                                  277,164          217,032
   Security                                                930              685
   Telephone                                             6,518            6,309
   Utilities                                            56,354           54,147
   Uniforms                                                  -              133
      Total General & Administrative Expenses          804,186        3,050,847
                                                    ----------       ----------

      NET LOSS FROM OPERATIONS                         241,833        2,504,269
                                                    ----------       ----------

Other (Income) Expense
----------------------
   Gain on Sale of Fixed Assets                              -         (150,000)
   Other (Income) Expense                                 (346)          94,554
   Interest Expense                                     46,645          159,717
   Settlement Expense                                        -           65,005
      Total Other (Income) Expense                      46,299          169,276
                                                    ----------       ----------

      NET (LOSS) BEFORE TAXES                         (288,132)      (2,673,545)

   Federal Income Tax - Current                              -                -
   Federal Income Tax - Deferred                             -                -

      NET (LOSS) AFTER TAXES                          (288,132)      (2,673,545)
                                                    ==========       ==========





                                        Paradise Tan, Inc.
                          Statement of Changes in Stockholders' Equity
                          For the Nine Months Ended September 30, 2003
================================================================================================

                           Common       Preferred      Paid - In        Retained
                           Stock        Stock          Capital          Deficit         Total
                         ----------    -----------     ----------     -----------    -----------


Beginning Balances,
January 1, 2003          $  101,338    $ 1,359,980     $  169,857     $(1,745,424)   $  (114,249)

Proceeds from raised
capital                  $        -    $         -     $1,000,000     $         -    $ 1,000,000

Warrants issued to
officers for services    $        -    $         -     $1,660,490     $         -    $ 1,660,490

Common stock issued
to related party for
services                 $    1,000    $         -     $  210,509     $         -    $   211,509

Issuance of common
shares for repricing
of 504 offering          $   31,900    $         -     $        -     $         -    $    31,900


Common stock issued
for services             $    1,020    $         -     $   50,930     $         -    $    51,950

Common stock and
warrants issued for
conversion of debt       $    3,000    $         -     $  109,625     $         -    $   112,625

Net (Loss) for period    $        -    $         -     $        -     $(2,673,545)   $(2,673,545)

Ending Balances,
September 30, 2003       $  138,258    $ 1,359,980     $3,201,411     $(4,418,969)   $   280,680
                         ==========    ===========     ==========     ===========    ===========





                                Paradise Tan, Inc
                            Statements of Cash Flows
              For the Nine Months Ended September 30, 2002 and 2003
                                  (unaudited)
                                                     9/30/2002       9/30/2003
                                                    -----------     -----------



Cash Flows From Operating Activities
   Net (Loss)                                       $  (288,132)    $(2,673,545)
   Adjustments to reconcile net loss to net cash used in
   operating activities:
      Depreciation and amortization                     114,598          80,754
      Warrants issued to officers for compensation            -       1,675,115
      Common shares issued for repricing on 504 offering      -          31,900
      Common stock issued for services                        -          51,950
      Common stock issued to related party for services       -         211,509
      Gain on sale of fixed assets                            -        (150,000)
     (Increase) in accounts receivable                  (23,216)              -
      Decrease in current portion of notes receivable         -           2,075
      Decrease in inventory                              16,769          20,408
     (Increase) in long term notes receivable                 -        (102,373)
     (Increase) decrease in deposits                    (20,496)          9,724
      Increase in accounts payable and accrued expenses  74,390         398,901
      Increase in accrued interest on preferred stock         -          81,599
      Decrease in excess outstanding checks             (49,720)        (18,449)
         Net Cash (Used in) Operating Activities       (175,807)       (380,432)
                                                    -----------     -----------

Cash Flows From Investing Activities
   Purchase of fixed assets                              (2,475)        (26,805)
   Proceeds from disposal of fixed assets                     -         150,000
         Net Cash Provided by Investing Activities       (2,475)        123,195
                                                    -----------     -----------

Cash Flows From Financing Activities
   Proceeds from borrowing of debt                      379,793          70,539
   Repayments of debt                                  (201,847)              -
   Proceeds from raised capital                               -       1,000,000
                                                    -----------     -----------
         Net Cash Provided by Financing Activities      177,946       1,070,539
                                                    -----------     -----------

         Net Increase (Decrease) in Cash and
         Cash Equivalents                                  (336)        813,302

   Cash and Cash Equivalents Beginning of Period            336          32,355
                                                    -----------     -----------
   Cash and Cash Equivalents End of Period
                                                              -     $   845,657
                                                    ===========     ===========


PART  III

ITEM  1.  INDEX  TO  EXHIBITS.


Exhibit  3.1  --  Articles  of  Incorporation*

Exhibit  3.2  --  By-Laws*

Exhibit  10.1 --  Employment  Agreement  with  Ron  Schaefer.*

Exhibit  10.2 --  Stock  Option  Grants*

Exhibit  21.1 --  Subsidiaries  of  the  Registrant*

Exhibit  23.1 --  Consent  of  Bongiovanni  and  Associates,  CPAs**


*    Filed  with  the  Company  initial  Form  10-SB  filed  November  13,  2003
**   Filed  Herewith


ITEM  2.  DESCRIPTION  OF  EXHIBITS.

     Not  Applicable

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


         PARADISE TAN, INC.
        (Registrant)


By:      /S/ RONALD SCHAEFER
         -------------------
         Ronald Schaefer, President

Date:    April 6, 2004